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                               December 21, 2023

       Tim Chen
       Chief Financial Officer
       VNET Group, Inc.
       Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road Chaoyang District
       Beijing, 100016
       The People   s Republic of China

                                                        Re: VNET Group, Inc.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2022
                                                            Response dated
December 1, 2023
                                                            File No. 001-35126

       Dear Tim Chen:

              We have reviewed your December 1, 2023 response to our comment letter and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21,
       2023 letter.

       Form 20-F for Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 156

   1. With respect to your proposed disclosure pursuant to Item 16I(b)(5), we note that you have included language
that such disclosure is    to our best knowledge.    Prior to filing
                                                        your amendment, please
revise to clarify without qualification, if true, that your articles and the articles of
your consolidated foreign operating entities do not contain wording from any charter of the
Chinese Communist Party.
   2. We note your response to prior comment 2 that, after certain inquiries, nothing has come
                                                        to the Company   s
attention suggesting that Mr. Dong is an official of the Chinese
                                                        Communist Party or has
any memberships or affiliations that could reasonably result in
 Tim Chen
VNET Group, Inc.
December 21, 2023
Page 2
      him being considered an official of the Chinese Communist Party. We further note Mr. Dong served in various roles at China Investment Corporation, a wholly state-
      owned company, for over a decade, focusing on mergers and acquisitions and asset investments. Please more specifically describe his titles, roles and responsibilities at
      China Investment Corporation and how you consider them in your determination.
       Please contact Charles Guidry at 202-551-3621 or Jennifer Gowetski at 202-551-3401
with any other questions.



                                                           Sincerely,
FirstName LastNameTim Chen
                                                           Division of
Corporation Finance
Comapany NameVNET Group, Inc.
                                                           Disclosure Review
Program
December 21, 2023 Page 2
cc:       Will Cai
FirstName LastName